UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934




                         Emcee Broadcast Products, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    268650108
        ----------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                  SCHEDULE 13G

                               CUSIP No. 268650108

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Quaker Capital Management Corporation
     --------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                             ---

                                                                          (b) X
                                                                             ---
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
            ------------

   NUMBER OF                  5  SOLE VOTING POWER                       442,500
    SHARES
  BENEFICIALLY                6  SHARED VOTING POWER                           0
   OWNED BY
     EACH                     7  SOLE DISPOSITIVE POWER                  442,500
   REPORTING
    PERSON                    8  SHARED DISPOSITIVE POWER                      0
     WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       442,500
                                                                         -------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                               ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   10.66%
                                                                          ------

12    TYPE OF REPORTING PERSON*                                               IA
                                                                            ----
                               Page 2 of 5 Pages

                                  SCHEDULE 13G

                               CUSIP No. 268650108

      Pursuant to Rule 13d-1 and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby files this Schedule 13G.

Item 1.     (a)   The name of the Issuer is Emcee Broadcast Products, Inc.

            (b)   The address of the Issuer's principal executive offices is:

                           Susquehanna St. Ext., West
                           P. O. Box 68
                           White Haven, PA 18661-0068

Item 2.     (a)   The name of the person filing this report is Quaker
                  Capital Management Corporation (the "Reporting Person").

            (b) The address of the principal place of business of the Reporting Person is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222-1824. The Reporting Person is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania.

            (d) and (e)   This  report relates  to  the  Common  Stock  of Emcee
                  Broadcast Products, Inc., CUSIP No. 268650108.

Item 3. The Reporting Person is a corporation registered as an Investment Advisor under Section 203 of the Investment Advisers Act of 1940.

Item 4.     Ownership
            ---------

            (a) The Reporting Person and/or its principals own 442,500 shares of the Common Stock of the Issuer.

            (b) The shares covered by this report represent 10.66% of the Common Stock of the Issuer.

            (c) The Reporting Person and/or its principals have sole voting and dispositive power over the 442,500 shares owned by the Reporting Person and/or its principals.

Item 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------

            Not applicable.

                               Page 3 of 5 Pages

                                  SCHEDULE 13G

                               CUSIP No. 268650108

Item 6.     Ownership of More than Five Percent on
            Behalf  of  Another  Person
            ---------------------------------------

            Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
            -------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of the Members
            of the Group
            -------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of a Group
            --------------------------------

            Not applicable.

Item 10.    Certification
            -------------

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction involving such purposes or effect.

                                Page 4 of 5 Pages

                                  SCHEDULE 13G

                               CUSIP No. 268650108

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              QUAKER CAPITAL MANAGEMENT CORPORATION




April 9, 1998                 By: /s/ Mark G. Schoeppner
                              -----------------------------------
                              Mark G. Schoeppner
                              President


                               Page 5 of 5 Pages